April 4, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Ms. Cheryl Grant
Mr. Kyle Moffatt
Ms. Sharon Virga

RE:	Infinera Corporation
Registration Statement on Form S-1
Filed on February 26, 2007
File No. 333-140876

Ladies and Gentlemen:

On behalf of Infinera Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 23, 2007, relating to the Company’s Registration Statement on Form S-1 (File No. 333-140876) (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 2 (against the Registration Statement filed on February 26, 2007).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in our responses correspond to the page of Amendment No. 2, as applicable.

1.

We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

RESPONSE: In response to the Staff’s comment, we will revise the Registration Statement to fill in the blank spaces as soon as that information is known to the Company, including the anticipated price range and the number of shares to be offered. The Company will not distribute preliminary prospectuses until the Staff has had an opportunity to review the Registration Statement with all of the blank spaces filled in.

Artwork

2.	We note the three bulleted phrases. It is not apparent here as to whether you are promising these matters, such as “enhanced revenue generation,” for investors regarding your company. Generally, you should only include text to the extent necessary to explain artwork visuals. Please revise to reduce or eliminate this text. To the extent that you retain any of it, ensure that the purpose of the included text is manifest.

RESPONSE: In response to the Staff’s comment, we have revised the text of the artwork to make the purpose of the included text clear on its face.

Prospectus Summary, page 1

3.	To ensure that you provide a balanced discussion, please discuss the following in the summary:

•	your net losses for each of the last three fiscal years and your accumulated deficit as of the most recently-completed fiscal period;

•	that a few customers have accounted for a significant percentage of your revenues and one customer accounted for over 60% of your revenues for fiscal 2006;

•	that you do not have long-term purchase commitments with these customers; and

•	that you shipped your first DTN System in November 2004.

RESPONSE: In response to the Staff’s comment, we have revised the Prospectus Summary to include the requested disclosures.

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

4.	Minimize your use of acronyms in the summary and throughout the prospectus by spelling out the terms, such as “photonic integrated circuit” instead of “PIC” and “wavelength division multiplexing” instead of “WDM.” We note that there are several instances in which you define a term as an acronym but then infrequently use the term, such as “ROADMs” instead of “Reconfigurable Optical Add/Drop Multiplexers” or a defined term following a name appears unnecessary, such as “Cheetah” on page 13. Further, there are instances where you do not explain the meaning of an acronym, such as “MSO” in the risk factors. Please revise accordingly.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement to limit the use of acronyms. We respectfully advise the Staff that the Company has retained the use of the acronym “PIC” and certain acronyms related to the Company’s products, including OLA, DLM, TAM and TOM, because this is how the Company refers to these technologies it has developed in its business and with its customers.

5.	Please limit the promotional nature of this section, including phrases such as “innovative solution,” “dramatically change the economics…” and “fundamentally change optical communications networks…,” and limit your summary to a brief, factual description of your operations. To the extent you retain these terms, provide us with objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. Also, describe the basis for your statement that you have had “#1 market share of l0Gbps long-haul ports shipped worldwide.” Include the standard or measurements upon which this conclusion is based.

RESPONSE: In response to the Staff’s comment, we have revised the Prospectus Summary to limit the promotional nature of this section. We have based our assertion that we have had the largest market share of l0Gbps long-haul ports shipped worldwide since the third quarter of 2005 on an industry report prepared by a third-party industry analyst, our analysis of this data and our confirmation by the industry analyst of the referenced statement prior to our issuing quarterly press releases on the subject. We have supplementally provided the Staff with copies of publicly available press releases, both issued by the Company and third parties, and the confirmation received by the Company from the industry analyst that the statement is consistent with the data derived from their report.

The Offering, page 4

6.	Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 4 to indicate the percentage of the Company’s outstanding common stock that the number of shares being offered will represent following the offering.

Risk Factors, page 7

Our operating results may fluctuate significantly…, page 7

7.	So that investors may understand the risk, explain here what “vendor specific objective evidence” is.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 8 to explain what “vendor specific objective evidence” is and why it affects the Company’s operating results.

Claims by others that we infringe their intellectual property…, page 12

8.	To assist investors in realizing the magnitude of the risk, please state the amount of the claimed damages.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 13 to state the relief requested by Cheetah. We respectfully advise the Staff that Cheetah’s request for relief does not specify a damages amount.

If we fail to accurately forecast demand for our DTN System…, page 13

9.	Briefly describe the extent of any backlog, with a fuller discussion in your business section of backlog in accordance with Regulation S-K Item 101(c)(l)(viii) and any related matters in accordance with Item 101(c)(l)(vi).

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 67 to disclose the Company’s backlog balance as of December 31, 2006.

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

Dilution, page 29

10.	Please quantify the further dilution to new investors that will occur upon exercise of your outstanding stock options.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 31 to quantify the further dilution to new investors that will occur upon exercise of the Company’s outstanding stock options.

Management’s Discussion and Analysis, page 32

Overview, page 27

11.	We note your disclosure under the risk factor “We will incur increased costs as a result of operating as a public company…” beginning on page 19. Specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on pages 34 and 35 to address the changes in the Company’s results of operations, liquidity and capital resources, and trends the Company expects as a result of its reorganization from a private company to a public company.

Overview of Consolidated Financial Data, page 32

12.	We note the significant drop in the percentage of your overall revenues attributable to international sales between 2005 and 2006 (36% down to 14%). Discuss the reasons for this drop and whether it represents a trend in your sales mix.

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 45 to discuss the reasons for the drop in international sales from 2005 to 2006. The Company respectfully advises the Staff that it does not know how the Company’s growth in international sales will trend relative to growth in U.S. sales.

13.	On page 33, you describe how you amended customer agreements to shorten the software warranty period to one year. Describe any material adverse consequences to you or material unfavorable conditions for you that were undertaken in exchange for the shorter warranty period. Provide similar disclosure regarding any material adverse consequences that otherwise resulted from the change.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 36 to describe the adverse consequences to the Company or unfavorable conditions for the Company that were undertaken in exchange for the shorter warranty period.

Gross Margin, page 35

14.	You have stated that your common equipment is typically sold at low margins or at a loss. Please:

•

Tell us why you believe it is appropriate to recognize the loss on the sale of equipment immediately. Further, tell us your consideration of whether such costs may be deferred and recognized as the related revenue is recognized. Refer to SFAS 91 and FASB Technical Bulletin 90-1, paragraph 4.

•	Tell us and disclose how your equipment sales impact the timing of your revenue recognition.

•	Tell us about the time period that elapses between the customer’s purchase of common equipment and the additional equipment and how this decision impacts your revenue recognition.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considered the valuation of deferred inventory costs and the valuation of inventory using the guidance of Accounting Research Bulletin 43 (“ARB 43”). In particular, the Company considered ARB 43, Chapter 4, Statement 5 and whether the utility of the finished good products delivered or expected to be delivered at less than cost, primarily comprised of common equipment, had declined. The Company concluded that, in the instances where the utility of the products delivered or expected to be delivered were at a loss, it was appropriate to value the deferred inventory costs and inventory costs at “cost or market, whichever is lower,” thereby

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

recognizing the cost of the reduction in utility in the period in which it occurred.

The Company further considered whether the lower of cost or market principle should be applied at an individual finished goods level or at a total deferred inventory or inventory level. However, even though the Company enters into master purchasing agreements (“MPAs”) which define the overall terms and conditions of the arrangement, until customers issue a purchase order, no commitment to purchase or deliver exists. In addition, customers order and take delivery of components at the finished good unit level and there is no commitment to purchase a particular configuration or mix of finished goods products prior to shipment. It was, therefore, determined that the lower of cost or market principle should be applied at the individual finished good unit level.

For deferred inventory costs, the market value has been determined using the actual selling price of the individual finished good unit at the time of delivery. In the case of inventory costs, the market value has been determined as the estimated future selling price based on expected future customer mix and pricing.

Deferred inventory costs and inventory costs of products delivered or intended to be delivered at below cost are adjusted to their net realizable value (“NRV”). This NRV amount is recorded as an asset and is amortized to the Statement of Operations over the longest undelivered service period of the contract, which matches the revenue recognition period.

The Company has also considered the guidance and concepts contained in SFAS 91 and paragraph 4 of FASB Technical Bulletin 90-1 as the basis to defer costs. The Company’s analysis also evaluates the realizability of the deferred inventory costs. This review is performed at the finished good unit level for each purchase order for the following reasons:

•

As noted above, the Company typically enters into MPAs that are generally effective for terms of between three and five years. Until customers issue a purchase order (whether the initial purchase order in the contract or all the subsequent purchase orders), no commitment to purchase or deliver exists. In addition, there is no commitment on the part of the customer to a particular product mix or network configuration.

•	The manner in which the Company’s DTN Systems are deployed involves initial and ongoing installations of common equipment that are subsequently populated

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

with higher margin DLM and TAM equipment. The extent and timing of the deployment of the DLMs and TAMs is determined by the success of the customer’s business and their need to add capacity to individual routes and networks. FASB Technical Bulletin 90-1 – Paragraph 5 confirms that a loss should be recognized if the sum of the expected costs exceeds the expected revenues. As there is no commitment on the part of the customer to a product bundle or network configuration that ensures profitability, the Company concluded that the loss should be recognized at a finished good unit level at the earliest point at which it can be estimated.

As outlined above, until customers issue a purchase order, no commitment to purchase or deliver exists. Therefore, the Company recognizes revenue on a purchase order basis (and not at the MPA level) and requires complete shipment and acceptance of all items contained on the purchase order before revenue will be recognized. In the fourth quarter of 2006, the average time from shipment of the product to acceptance by the customer and the issuance of the invoice was 18.8 days.

A customer typically requires a large quantity of common equipment paired with a smaller amount of DLM and TAM equipment in order to activate a route. The time period over which they purchase incremental DLMs and TAMs is largely dependent on the success of their business model and their demand for capacity on the route. The Company’s theoretical modeling indicates that it can take 12 to 18 months to completely fill a route. This ability to easily continue to add capacity to a route over time is one of the reasons why a customer does not commit to a product mix or configuration in the MPA. The commitment to purchase is made when the purchase order is placed. The Company typically recognizes revenue on a ratable basis when the purchase order has been completely shipped and the customer acceptance requirements have been satisfied.

In response to the Staff’s comment, we have revised the Registration Statement on page 36 to explain when customers are invoiced and to disclose the average customer acceptance periods in the fourth quarter of 2006.

Critical Accounting Policies and Estimates, page 37

Stock-Based Compensation, page 38

15.	Please tell us how the independent appraiser considered the initial public offering in determining the fair value of the common stock underlying your options.

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

RESPONSE: For each of the individual valuations performed by the valuation specialist, the valuation specialist took into consideration the hypothetical value of the Company at a future liquidity event. Consideration was given to the following factors: (1) the ability of the Company to complete a partial or full liquidity event in the estimated timeline, (2) the probability of the liquidity event being an IPO, (3) the probability of the liquidity event being a sale of the Company and (4) the operational performance risks of the Company.

For a further description of how the valuation specialist considered the initial public offering in determining the fair value of the common stock underlying the Company’s options, please see the letter submitted by the Company to the Staff dated March 7, 2007.

16.	Provide all the applicable disclosures under paragraphs 179-182 of the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 42 to provide all of the applicable disclosures under paragraphs 179-182 of the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

17.	We note your reference to independent valuation specialists to assist in determining the estimated fair value of your common stock. While you are not required to make reference to this independent valuation specialist, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent valuation specialist, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please revise.

RESPONSE: The valuation specialists’ reports served as a material factor in the determination by the board of directors of the estimated fair value of the Company’s common stock, but the valuation specialists have failed to consent to disclosure of their names in the prospectus. We have revised the Registration Statement on pages 41 and 42 to explain the factors, including the reports of the valuation specialists, used by the board of directors to determine the valuation of the Company’s common stock.

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

18.	We note that total compensation cost related to stock-based awards will be amortized on a straight-line basis over a weighted-average period of 1.1 years. Tell us how you derived this weighted-average period, considering your disclosure on page F-33 that your options generally vest over a four-year period.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure on page F-35 was made pursuant to the SFAS 123(R) requirements to describe the vesting period for stock options that the Company issued prior to December 31, 2006.

Although the Company’s options generally vest over a four-year period, the weighted-average amortization period of 1.1 years referenced in our Management’s Discussion and Analysis on page 43 refers to the remaining vesting period over which the costs will be amortized for those stock options issued prior to December 31, 2006.

Inventories, page 41

19.	Expand your discussion of inventory write downs to separate write downs related to obsolescence or reduced demand from the write downs related to the anticipated sales at a loss, if any. Also clarify if the sales at a loss include the sale of common equipment that is typically sold at low margins or at a loss.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 45 to separate write downs related to obsolescence or reduced demand from the write downs related to the anticipated sales at a loss, if any, and to clarify if the sales at a loss include the sale of common equipment that is typically sold at low margins or at a loss.

Results of Operations, page 41

20.	Explain what you mean by “negative manufacturing variances” in the paragraph on page 42 that compares 2005 cost of revenue and gross margin to 2006 cost of revenue and gross margin.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 46 to explain what the Company means by negative manufacturing variances.

Liquidity and Capital Resources, page 46

21.	Provide more details regarding the $66.5 million loss that was generated in 2004 that you mention on page 47.

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 51 to provide more details regarding the $66.5 million loss that was generated in 2004.

22.	Discuss the reasons behind the decline in working capital between 2004 and 2006 and what steps are being taken to halt the decline in the future.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 50 to discuss the reasons behind the decline in the Company’s working capital balance between 2004 and 2006. We respectfully advise the Staff that the decline in the Company’s working capital balance is largely driven by the Company’s increasing deferred revenue balance as the Company’s invoiced shipments increase and revenue is recognized ratably over the longest undelivered service period.

Business, page 50

23.	We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by Ovum-RHK. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

RESPONSE: We have supplementally provided the Staff with marked copies of the materials that support these third party statements, clearly cross-referencing the statements with the underlying factual support. The Company confirms that these documents are publicly available for an annual subscription fee of $20,000 and none of these reports were prepared specifically for this filing.

24.	Identify the third-party industry analyst to whom you cite as support for your statement, among other statements, that “in the third quarter of 2005 [you] achieved, and have since maintained through the fourth quarter of 2006, the #1 market share of 10 Gbps long-haul ports shipped worldwide.”

RESPONSE: The third-party analyst has not agreed to provide consent to name them in the Registration Statement so we have removed the reference to them in the Registration Statement. We have supplementally provided the Staff with copies of publicly available press releases, both issued by the Company and third parties, and the confirmation received by the Company from the industry analyst that the statement is consistent with the data derived from their report.

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

Competition, page 62

25.	To the extent known, revise to include here a clear, concrete and quantitative discussion of your relative market share in the markets in which you operate. If you are unable to provide market share information, then please disclose this fact and explain the reason for that inability.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 67 to discuss our relative market share in the markets in which we operate.

Compensation Discussion and Analysis, page 73

26.	Regarding your explanation of the compensation that you paid your named executive officers, please consider the extent to which you should include separate discussion of a named executive officer’s compensation where any policy or decisions for that named executive officer’s compensation have been materially different from those of the other named executive officers’ compensation.

We note, for example, that the amount of Mr. Chandler’s non-equity incentive plan compensation in the summary compensation table on page 80 is based on sales commissions and that this circumstance, which comprised a significant portion of his total compensation, seems unique to him among the named executive officers. Yet your compensation discussion and analysis does not discuss the role sales commissions play in the compensation of Mr. Chandler or any of your other named executive officers. As another example, we note that the grants of plan-based awards table on page 81 shows executive officers Singh and Williams received significantly greater stock options in 2006, particularly on August 8, 2006, than the other named executive officers received. Yet it is not apparent as to what circumstance led to this difference or whether it reflects a material difference in your policy or decision-making regarding their compensation. Please revise or advise.

RESPONSE: In response to the Staff’s comment, we have revised page 82 of the Registration Statement to include a discussion of the sales commission arrangement for Mr. Chandler. We supplementally advise the Staff that the relatively large stock option award issued to Mr. Singh in 2006 reflects his duties and responsibilities as President and Chief Executive Officer. We further advise the Staff that the relatively large stock option award issued to Mr. Williams on August 8, 2006 reflects his new hire grant on that date.

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

Summary Compensation Table, page 80

27.	Revise footnote (1) to the table to make clear that the amounts disclosed under the “Option Grants ($)” column represent the proportionate amount of an award’s total fair value that is recognized in the company’s financial statements for 2006 as calculated in accordance with SFAS No. 123(R) (as opposed to the entire grant date fair value of the award).

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 85 to make clear that the amounts disclosed under the “Option Grants ($)” column represent the proportionate amount of an award’s total fair value that is recognized in the Company’s financial statements for 2006 as calculated in accordance with SFAS No. 123(R).

Underwriting, page 110

28.	As soon as practicable, furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.

RESPONSE: In response to the Staff’s comment, we will advise the Staff when the amount of compensation to be allowed or paid to the underwriters in connection with this offering has been cleared with the NASD and will provide, prior to the effectiveness of the Registration Statement, a copy of the letter or will request that the NASD contact the Staff to inform them that the NASD has no additional concerns relating to this offering.

29.	Describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by management and particular other stockholders before the lock-up period’s expiration.

RESPONSE: In response to the Staff’s comment, the representatives of the underwriters have advised the Company that there are no specific criteria for the waiver of lock-up restrictions. Such waivers are subject to the sole discretion of the representatives.

Consolidated Financial Statements

Report of Ernst & Young, LLP, page F-2

30.	Please remove the final paragraph prior to the effectiveness of the filing.

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

RESPONSE: In response to the Staff’s comment, the Company will remove the final paragraph in the audit report of Ernst & Young, LLP prior to the effectiveness of the filing.

Notes to Consolidated Financial Statements

1. Organization and Significant Accounting Policies

Revenue Recognition, page F-11

31.	Refer to page 8 of your risk factors. Tell us how the sales volume from each customer during the period can affect gross margin.

RESPONSE: The contractual prices paid vary by customer, but the cost of the DTN System is independent of the end purchaser of such product. In addition, the quantity of DTN Systems purchased by each of the Company’s customers varies from quarter to quarter depending on the customer’s need for optical transport equipment. To the extent that a customer with lower contractual prices purchases significant quantities that comprise a significant portion of the DTN Systems sold by the Company within a quarter, the gross margin for such quarter would be lower. In addition, substituting a new customer with a higher requirement for common equipment could result in an increased NRV adjustment in the period, which can have a significant impact on gross margins in the applicable period.

32.	On page 33, you disclose that you have amended several of your significant sales contracts to shorten your contractual software warranty period. Tell us about the inducements that were provided to your customers to accept the reduced warranty period. Also, please:

•	Tell us if these inducements had any impact on the overall accounting for the contractual arrangement.

•	Tell us about the consideration that you gave to these inducements to determine vendor specific objective evidence.

•	Disclose the impact that these changes will have on future revenue recognition here and in management’s discussion and analysis under trends.

RESPONSE: In response to the Staff’s comment, the Company amended the sales contracts of three significant customers to shorten the contractual software warranty periods and eliminate annual training credits. As part of the contractual amendments, the Company (i) provided certain one-time software credits, (ii) agreed to make available for purchase certain minimum quantities

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

of equipment in the next few quarters and (iii) agreed to allow an extension of the contract for an additional period for the limited purpose of buying additional DLMs, TAMs and TOMs.

The accounting impact of the above contractual changes was as follows: (i) the software credit was for additional copies of software already delivered to the customer and, therefore, had no revenue recognition impact, (ii) the agreement to make available a minimum quantity of equipment had no accounting impact; this agreement represented a forecast for planning purposes for both parties and no penalties were included in the agreement for non-performance and (iii) the contract extension permitted the customer to buy additional equipment at stated contractual prices and, therefore, had no impact on revenue recognition.

The Company does not consider that the contractual changes outlined above would have an impact on the Company’s ability to establish VSOE of fair value for training and product support services in the future as they did not impact the fair value of these elements. The Company believes that it will establish VSOE of fair value for these elements once it has sufficient consistent contractual history of selling them separately. Until the Company establishes VSOE of fair value, the Company will continue to recognize revenue from sales of bundled products on a ratable basis.

Substantially all of the Company’s sales arrangements consist of product sales bundled with training and product support. Product support services consist of software warranty, updates and unspecified upgrades and product support. To date, the Company has not established VSOE of fair value for training and software warranty or product support services. As a result, all revenue for these bundled products is deferred and recognized ratably over the longest undelivered service period. Prior to the amendments to certain customer contracts in the fourth quarter of 2006, the software warranty period was the longest undelivered service period for these customer contracts. As a result of the contractual amendments to shorten the software warranty period, the ratable revenue recognition for those customers was shortened. This software warranty period will be used for each customer until the Company has established VSOE of fair value for training and software warranty and product support services. The contractual changes also shortened the average revenue recognition period across all customers to 1.3 years in the fourth quarter of 2006.

33.

In the second paragraph on page F-12, you disclose that revenue for training and support services is recognized on a straight-line basis over the service contract term, which implies that you separately account for training and support and that you have vendor specific objective evidence. However, in the following paragraph, you disclose that you have not established vendor specific objective evidence of the fair value of training and support services. Tell us your consideration of the revenue

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

from training and support services in establishing vendor specific objective evidence, or revise to clarify your disclosure.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page F-12 to remove the initial reference to recognition of training and support services over the service contract term in order to clarify the disclosure.

Inventory Valuation, page F-14

34.	We note that you record adjustments for common equipment inventory when you have already incurred the loss or you can reasonably estimate a loss. Since you continue to sell common equipment at significant losses, tell us the consideration that you have given to reporting similar common equipment inventory, which may be sold in the future at a loss, at lower of cost or market on your balance sheet.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considered the valuation of deferred inventory costs and the valuation of inventory using the guidance of ARB 43. In particular, the Company considered ARB 43, Chapter 4, Statement 5 and whether the utility of the products delivered or expected to be delivered at less than cost, primarily comprised of common equipment, had declined. The Company concluded that, in the instances where the utility of the products delivered or expected to be delivered were less than cost, it was appropriate to value the deferred inventory costs and inventory costs at “cost or market, whichever is lower,” thereby recognizing the cost of the reduction in utility in the period in which it occurred. The Company has, therefore, recorded inventory write-downs as necessary in each period in order to reflect common equipment inventory at the lower of cost or market.

In addition, the Company considered the guidance provided in ARB 43, Chapter 4, Statement 10 relating to losses on firm purchase commitments related to inventory items. Given that the expected selling price of common equipment in the future remains below cost, the Company has also recorded losses on these firm purchase commitments in the period in which the commitment is made. When the inventory parts related to these firm purchase commitments are received, that inventory is recorded at the purchase price less the accrual for the loss on the purchase commitment.

35.	We note that your inventories are stated at the lower of standard cost or market. Tell us why you believe it is appropriate to utilize standard cost rather than actual cost. Refer to your basis in the accounting literature. Also, tell us your rationale in the accounting literature for using average selling price versus estimated selling prices.

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considered the guidance in ARB 43, Chapter 4, Footnote 3, which states that standard costs are acceptable if adjusted at reasonable intervals to reflect current conditions so that at the balance sheet date standard costs reasonably approximate costs computed under one of the recognized bases. The Company considers the use of standard cost as a tool for measuring and managing favorable and unfavorable variances against predetermined estimates. The Company monitors and investigates all variances and updates standards on a regular basis in order to ensure that the standard costs approximate actual cost on a FIFO basis at the end of each fiscal period.

In response to the Staff’s comment, we have revised the Registration Statement on page F-15 to clarify that the Company is using estimated selling prices to determine market value.

2. Cumulative Effect of Change in Accounting Principle, page F-19

36.	Please revise to disclose the assumptions used to determine the fair value of your freestanding warrants.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page F-20 to include the assumptions used to determine the fair value of the freestanding warrants.

4. Acquired Assets, page F-21

37.	We note that you have allocated a portion of your purchase price of an asset acquisition to assembled workforce. In light of the FASB’s concern, as indicated in paragraph B169 of SFAS 141, that reliable techniques to measure the fair value of the intellectual capital of a workforce are not yet available, please tell us how you were able to value this asset.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has reviewed the valuation expert’s method for valuing ‘assembled workforce’ in the context of paragraph B169 of SFAS # 141 and agrees that for business combinations ‘assembled workforce’ is not an identifiable intangible asset separate and apart from goodwill. The Company separately valued the ‘assembled workforce’ in accordance with SFAS 142, paragraph B37, that specifically addresses a specially trained workforce as being an intangible asset for purposes of valuing

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

acquired assets.

38.	We note that you refer to third-party valuations. While you are not required to make reference to the third-party valuations, when you do you should disclose the name of the experts and include the consents of the experts in the filing. If you decide to delete your reference to the third-party valuations, please expand the disclosure to explain the theoretical models and assumptions used by you to determine the valuation.

RESPONSE: We respectfully refer the Staff to the response to comment #17.

11. Founder’s Stock, Restricted Stock, Convertible Preferred Stock

Convertible Preferred Stock, page F-30

39.	Tell us your basis for charging the difference between the repurchase price and the fair market value of the repurchased shares of $1.5 million to other loss, net in 2004. Tell us and disclose the reason for the transaction.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that through the exchange of the portion of the Series D convertible preferred stock originally purchased by the two investors on July 30, 2004 for Series E convertible preferred stock, the Company effectively repurchased Series D shares at the investor’s original price of $8.96 per share, for an aggregate repurchase price of approximately $2 million. This exchange, or effective repurchase of Series D convertible preferred stock, constitutes a repurchase of shares significantly in excess of the market value, as contemplated by FTB 85-6 “Accounting for the a Purchase of Treasury Shares and Costs Incurred in Defending against a Takeover Attempt.” FTB 85-6 states that “the price paid in excess of the amount accounted for as the cost of treasury shares should be attributed to the other elements of the transaction and accounted for according to their substance.” This exchange was executed through a simultaneous Settlement Agreement and Mutual Release of Claims on September 29,

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

2004, which specifically contemplates the resolution of a dispute between the parties for the decline in the fair value of the convertible preferred stock between July 30, 2004 and September 17, 2004. The release of claims and avoidance of litigation expenses represent items of value for which a portion of the repurchase of the Series D convertible preferred stock should be allocated. As the claim settlement and foregone legal expenses do not have readily determinable fair values, and the convertible preferred stock had a market value of $2.40 per share (as determined by the closing of the Series E convertible preferred financing) at the time of the settlement, the excess of the price paid of $6.56 per share, or approximately $1.5 million, for the repurchase of the Series D over the market value was accounted for as a legal settlement expense, and thus, was recorded to other loss in 2004. The remaining $0.5 million was reflected in additional paid in capital and represents the fair value of the treasury stock repurchased by the Company.

In response to the Staff’s comment, we have revised the Registration Statement on page F-31 to clarify the reason for the transaction.

40.	Disclose the reason for issuing 2.7 million shares of Series F convertible preferred stock in 2005 to a customer and to an employee. Also, disclose your financial reporting for this transaction.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company sold 2.7 million shares of Series F convertible preferred stock at $3.78 per share to two willing parties on terms specified by the Company to raise additional capital to fund its operations. Approximately 2.6 million of the shares were sold to a customer of the Company. Subsequent to this sale, the Company sold an additional 0.1 million shares to an employee of the Company on the same terms and conditions as the first sale of Series F convertible preferred stock. The board of directors determined the fair value of the Series F convertible preferred stock on June 10, 2005 to be $3.78 per share, which represented a 57.5% increase over the fair value of the Series E convertible preferred stock of $2.40 per share, and a pre-investment valuation for the Company of $180,000,000. The Company engaged an independent valuation specialist to perform a valuation as of May 31, 2005, which determined that the range of valuation for the Company was $113 million to $164.5 million. The factors that were considered by the valuation specialist to determine this range included, among other things, the nature of the Company’s business and history of operations, the name and reputation of the Company, the financial condition of the Company, the Company’s capital structure and operating philosophy, the earnings capacity of the Company, the economic outlook for the Company, the relative success of the Company and the market price of stocks of corporations engaged in the same or a similar line of business. This value was subsequently reviewed by the board of directors, which determined that, in light of all relevant facts and circumstances, including the

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

impact the financing would have on the Company’s business plan, the Company’s stage of development and business strategy, the status of the market acceptance of the Company’s product, the rights, preferences and privileges of the Series F convertible preferred stock and the price that was paid for the shares of Series E convertible preferred stock, that the price should be set at $3.78 per share.

The Company evaluated whether or not the issuance of 2.7 million shares of the Series F convertible preferred stock would have any compensation or contra revenue charges recorded and determined no further accounting was required as the Series F convertible preferred stock was issued at fair value.

In response to the Staff’s comment, we have revised the Registration Statement on pages F-31 and F-32 to clarify the reasons for the issuance of 2.7 million shares of Series F convertible preferred stock and the related accounting considerations.

Conversion, page F-32

41.	Tell us your consideration of the accounting literature related to beneficial conversion features, including EITF 00-27, for your Series G convertible preferred stock. Further, it is unclear from your disclosures whether you issued warrants in connection with your Series G convertible preferred stock, which would be considered in your EITF 00-27 analysis.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considered EITF 00-27 in evaluating the issuance of Series G convertible preferred stock in 2005 and 2006. The Company considered the effect of any beneficial conversion features included in the terms of the preferred stock agreement as well as any effect of contemporaneously issued warrants on a beneficial conversion calculation. The issuance of the Series G convertible preferred stock did not include any contingent conversion features and the Company did not offer detachable warrants along with the issuance of the convertible preferred stock. The Company issued the Series G convertible preferred stock at $5.40 per share while the common stock was valued at $1.32 to $2.00 per share over the issuance period of the preferred stock. At the time of issuance, the preferred stock was convertible to common stock on a 1:1 basis. Therefore, there is no beneficial conversion feature embedded in the Series G convertible preferred stock.

In considering warrants issued in connection with the Series G convertible preferred stock, we respectfully advise the Staff that the Company considered the standalone issuance of warrants in its EITF 00-27 analysis. Per this analysis, Advanced Equities, Inc. (“AEI”) was the only holder of both Series G convertible preferred stock and Series G convertible preferred stock warrants. AEI received these warrants as

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

a placement fee in connection with its successful placement of Series G convertible preferred stock with new investors. AEI received warrants totaling approximately 5% of all shares it placed with new investors. Warrants to purchase a total of 2,403,142 shares of Series G convertible preferred stock were issued to AEI with an exercise price of $5.40 per share. These warrants were not issued as a combined unit of the Series G convertible preferred stock and, therefore, were not considered in the beneficial conversion calculation. In addition, the Company considered Issue 14 of EITF 00-27 and determined that the warrants can be exercised by the holder through physical or net-share settlement and as such Issue 14 is not applicable to the transaction.

Non-recourse Notes Receivable from Employee Stockholders, page F-33

42.	Tell us your consideration of SAB Topic 4:E with regard to your balance sheet presentation of these notes receivables.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company issued non-recourse notes to six of its employees for the purchase of common stock. The Company evaluated EITF 00-23 “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44” to determine the appropriate accounting for non-recourse notes held by employees. Specifically, the Company evaluated Issue 34 of EITF 00-23 whereby it states that if “the employer concludes that the note should be accounted for as non-recourse in nature, the award continues to be accounted for as a stock option award.” Issue 34 goes on further to state that “under Opinion 25, the arrangement continues to be a stock option award for accounting purposes and is not accounted for as an exercised stock option award.” The Company, therefore, concluded that if the non-recourse notes do not constitute a stock option exercise for accounting purposes, it would not recognize a receivable from the employees as a deduction from stockholders’ equity.

Exhibits

43.	On pages 84 and 85, you state that you have written offers of employment with executive officers Chandler and McCarthy. Please file these agreements as Regulation S-K Item 601(b)(10)(iii) material contracts, or tell us in your response letter why you believe they are not required to be filed.

RESPONSE: We respectfully advise the Staff that the terms of the written offers of employment with executive officers Chandler and McCarthy have been superseded by certain Change of Control Severance Agreements, a form of which is being filed herewith as Exhibit 10.7 “Form of Change of Control Severance Agreement for Infinera’s other officers” to the Registration Statement.

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

44.	We note that you have submitted a request for confidential treatment of portions of exhibits under Rule 406 of the Securities Act. We may issue comments regarding the request in a separate letter and those comments may impact disclosure in the registration statement. Please note that you will need to resolve any issues on the confidential treatment request prior to effectiveness of the registration statement.

RESPONSE: The Company understands that it will need to resolve any issues on the confidential treatment request with the Staff prior to effectiveness of the Registration Statement.

* * * *

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Matthew W. Sonsini (650-565-3688) or me (650-565-3539). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Sonsini at 650-493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Richard A. Kline

Richard A. Kline

cc:	Jagdeep Singh
Duston M. Williams
Michael O. McCarthy III
Larry W. Sonsini
Matthew W. Sonsini
Eric C. Jensen
John T. McKenna
Nicole Brookshire